Exhibit 99.1

Tuya Filed 2025 Annual Report on Form 20-F and Released Environmental, Social and Governance Report

SANTA CLARA, Calif., April 22, 2026 -- Tuya Inc. ("Tuya" or the "Company") (NYSE: TUYA; HKEX: 2391), a global leading AI cloud platform service provider, today announced that it has filed its annual report on Form 20-F for the fiscal year ended December 31, 2025 with the Securities and Exchange Commission (the "SEC") on April 22, 2026, U.S. Eastern Time. The annual report can be accessed on the Company's investor relations website at ir.tuya.com and on the SEC's website at www.sec.gov. The Company will also provide a hard copy of its annual report on Form 20-F for the fiscal year ended December 31, 2025 including the complete audited financial statements, free of charge, to its shareholders and American Depositary Share holders upon written request.

The Company also announced today that it has released its Environmental, Social and Governance ("ESG") Report to highlight the Company's ESG strategies, accomplishments, and progress towards its sustainability goals. To view the report in full, please visit ir.tuya.com.

About Tuya Inc.

Tuya Inc. (NYSE: TUYA; HKEX: 2391) is a global leading AI cloud platform service provider with a mission to build an AI developer ecosystem and enable everything to be smart. Tuya has pioneered a purpose-built AI cloud platform with cloud and generative AI capabilities that delivers a full suite of offerings, including Platform-as-a-Service, or PaaS, Software-as-a-Service, or SaaS, and smart solutions for developers of smart device, commercial applications, and industries. Through its AI developer platform, Tuya has activated a vibrant global developer community of brands, OEMs, AI agents, system integrators and independent software vendors to collectively strive for smart solutions ecosystem embodying the principles of green and low-carbon, security, high efficiency, agility, and openness.

Investor Relations Contact

Tuya Inc.

Investor Relations

Email: ir@tuya.com

HL Strategy

Haiyan LI-LABBE

Email: hl@hl-strategy.com

Piacente Financial Communications

China Tel: +86-10-6508-0677

U.S. Tel: +1-212-481-2050

Email: tuya@thepiacentegroup.com